BELEZA LUXURY GOODS, INC.

5925 Kirby Drive, Suite E324
Houston Texas 77005

 March 24, 2009

United States
Securities and Exchange Commission
H. Christopher Owings
Assistant Director

Dear Mr. Owings:

Re:          Beleza Luxury Goods, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed March 4, 2009
File No.  333-147141

We are writing in response to your comment letter of March 19, 2009.  Please see our corresponding responses below.

Risk Factors, page 4

1.  We have amended the risk factor titled “Potential of indebtedness” to include your suggestions and read:

There is no assurance that the Company will not incur debt in the future. If indebtedness occurs it is likely to make it more difficult for us to satisfy our other financial obligations or may result in our having to use cash flow to pay its obligations, thus reducing the amount of cash available to finance our operations and delaying any possible reduction in capital expenditures. Furthermore, if indebtedness occurs it may limit the Company’s flexibility to adjust to changing market conditions, therefore, leaving it vulnerable to a downturn in general economic conditions or unable to react appropriately to changes in the cigar and art industries.  Indebtedness may also affect our ability to borrow or raise additional capital in the future to meet the Company's debt obligations.  Indebtedness may result in our being at a competitive disadvantage as compared to competitors with less indebtedness.  Fluctuations in interest rates with respect to our indebtedness would expose our company for debt that bears interest at variable rates.

Industry Overview, page 21

2.  Cigar Industry Overview

In addition to our previous amendment of adding the footnote referencing the quote taken from the article published by the Associated Press we have added to read:

The following is quoted from the Associate Press, “At the height of the boom in 1997, imports peaked at 417.8 million cigars, nearly five times more than in 1993, according to the cigar association. After dropping to 248 million in 1999, the numbers started another upward turn. In 2005, imports had climbed to 319.4 million cigars, with another slight bump expected this year.”1.

1 Associated Press, Pricey cigar trend back from the ashes despite smoking ban, industry rolled in steady profits with refined products  October 6, 2006  http://www.msnbc.msn.com/id/15158065

Telephone:  713.851.1121

BELEZA LUXURY GOODS, INC.

5925 Kirby Drive, Suite E324
Houston Texas 77005

Financial Statements, page 28
Consolidated Financial Statements of Cash Flows, F-3

3. In response to staff comment, we have further reclassified the increase and decrease in receivable and payable to the appropriate category under the statements of cash flows with proper line item description.

If you have any questions, please do not hesitate to contact me at 713.851.1121.

Yours truly,

Beleza Luxury Goods, Inc.

/s/ Marcus Smith

Marcus Smith
President

Telephone:  713.851.1121